FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2004

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

News Release

For Release: Thursday, October 28, 2004

AMCOR HAS A SOLID START TO THE YEAR

Amcor announces today that profit after tax and before significant items for the three months to September 30th increased 5% on the same period last year.

All divisions performed in line with expectations and a number of key milestones have been achieved that will help ensure that combined earnings growth of 20% over the next two years remains a realistic target.

Amcor’s Managing Director, Russell Jones, said: “The first quarter profit increase of 5% is consistent with the targets we have set for the next two years. The benefits from much of the restructuring currently being undertaken will become more evident in the second half and it is anticipated that earnings growth will increase for this period.

“In Australasia the good performance of last year has continued into the current year with earnings comfortably ahead of the same period last year.

“The PET business has achieved significant progress in the important task of obtaining differential pricing for the CSD and water markets in North America. Customers have recognised that higher prices are necessary in either higher cost locations or for the smaller plants that lack scale.

“Contracts are currently being finalised that will deliver price increases from January 1, 2005 for plants in the Western region of the US and Canada. These increases will assist in achieving earnings growth for the overall PET group for the full year.

“The flexibles operations have had a strong start to the year with earnings well up on the first quarter last year. Substantial progress has been made with the restructuring announced in April and the benefits from this program will become more evident in the second half. Resin price increases, driven largely by the rise in the oil price, are being passed onto customers in a timely fashion.

“It is anticipated that the flexibles business should deliver a significant increase in earnings for the full year.

“The Rentsch and Closures operations have had a difficult start to the year, however a 15% price increase for metal closures in Europe, combined with the commissioning of the fifth tobacco packaging press in Russia, will help ensure that earnings are ahead for the full year.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

“Amcor Sunclipse has started the year well with earnings substantially higher than for the same period last year. This trend should continue provided economic activity in the US remains at the current level.

“Amcor Asia has had a solid start to the year, with a particularly pleasing result from the tobacco packaging operations in China.

“Overall, this is a pleasing start to the year and we are confident that as the benefits from restructuring emerge in the second half there will be an improving trend in earnings growth for the full year.”

ENDS

For further information please contact:

Russell Jones	John Murray
Managing Director	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

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News Release

AMCOR LIMITED

ANNUAL GENERAL MEETING 2004

THURSDAY, OCTOBER 28, 2004

MANAGING DIRECTOR’S SPEECH

Ladies and Gentlemen:

For the year to June 2004 profit after tax and before significant items increased 2% to $440 million. The reported earnings in Australian dollars were negatively impacted by an amount of $34 million purely due to the translation of overseas earnings back into Australian dollars, however no overseas earnings are currently being repatriated to Australia and hence there is no economic consequence to your company from this translation effect.

If the currency had remained constant through the year then operating profit would have been up 10% which is a better reflection of the operating performance for the year.

Notwithstanding this impact there were also a number of operational issues, both positive and negative that affected earnings for the year and I will address these as I go through each of the business units.

Amcor Australasia

Firstly Australasia. Our largest business in terms of earnings is in Australia and New Zealand and in the 2004 year, this division made up 38% of the total group earnings.

Covering a broad range of product segments and focusing predominantly on the food and beverage sectors earnings were up 12% and returns measured as earnings before interest, tax and goodwill amortisation divided by average funds invested increased from 15.6% to 17.3% which is well above our internal investment target rate of 15%.

This improvement in earnings was driven by solid growth in the wine bottle division, restructuring initiatives in fibre packaging, folding cartons and food can operations as well as cost reduction initiatives across all business units.

The Australasian operations have benefited from a period of relative stability where the focus on costs and continuous improvement through plant rationalisation and overhead reductions has delivered improved operating efficiencies and reduced costs.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

One measure of this improvement can be seen in the sales per employee. Over the past five years the total number of employees is down 12% from 8,400 to 7,400 with sales increasing over the same period 18% to $2.5 billion. This has resulted in a 30% increase in sales per employee and has been a major contributor to lift productivity and profitability.

This program of continuous improvement is ongoing and further reductions are anticipated over the next few years. In part this will be achieved by steamlining the organisational structure to reduce the number of divisions initially from six to five with a planned further reduction to four within the next 12 months.

The new wine bottle glass plant has been an outstanding success with returns exceeding the expectations outlined at the time of the investment. As sales demand continues to exceed production capacity a second furnace is currently under construction and due for completion in January 2005.

Amcor will then have the most efficient facility in the country, with over 400 million wine bottles being produced on a single site in the heart of the Barossa Valley. This represents around one third of the total Australian demand. Demand for the second furnace will ensure returns for this investment also exceed 15%.

The outlook for the Australian and New Zealand businesses remains positive. The current year has started well with earnings comfortably ahead of the same period last year. The impact of the drought should not affect earnings as much this year and provided the Australian dollar remains broadly around its current level it is anticipated this good start to the year will continue.

It is anticipated full year earnings for the Australasian business will be ahead of last year with second half benefiting from the commencement of production from the second glass furnace.

Amcor PET

The PET business had a mixed year with earnings in US dollar terms up 3.1% to $190.3 million and return on average funds invested slightly above the cost of capital at 10.0%.

The businesses in Europe and Latin America both had strong years, however challenging conditions in North America meant earnings were lower in that region.

In Europe volumes were up around 10% helped by an exceptionally hot summer across much of Europe and the United Kingdom and earnings increased 20% in local currency terms.

The multilayer PET beer bottle continues to gain market acceptance in Europe with sales increasing from one million units in 2003 to 120 million units in the 2004 year. Demand for this container continues to grow strongly with interest from a number of the major European brewers. Volumes for the current year are expected to exceed 250 million units and with new capacity being installed over the next six months, volumes will again increase in the following year.

In Latin America earnings were up 25% and volumes up 45%. This strong growth was assisted by the acquisitions of Alcoa’s Latin American PET operations and the Arca blow molding operations in Mexico. There continues to be good growth in all product categories in this region and improved earnings are expected in the current year.

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In contrast in North America, although volumes were up 13%, earnings were down by a similar amount. The key reasons for this earnings decline were the higher Canadian dollar against the US dollar causing Canadian prices to fall and the impact of strong price pressure in the US from some large customers.

In response to these issues, the business has undergone a complete review of its operations and implemented a number of cost saving initiatives. We have announced that four plants will close leading to a reduction of around 250 people. Two of these plants have already closed and the remaining two are scheduled to cease operations over the next few months.

The Canadian operations, which were previously run as a separate division, have now been integrated with the US into a single North American operating division which has resulted in the consolidation of a number of management and administrative positions.

There is also a review of the pricing in the CSD and water markets to ensure pricing properly reflects the costs and scale of operations in the various regions. Currently costs are higher on the West Coast of North America than the east coast; but prices generally do not reflect this difference.

Negotiations with several customers are well advanced and there is acknowledgement that higher pricing is required in some plants to offset higher costs. New contracts reflecting higher prices for plants on the West Coast region of the US and Canada will be effective from January 2005. Based on the positive outcome of these negotiations, we do not expect to close additional plants in these regions in the foreseeable future.

The PET business, with the exception of the European CSD and water operations, has started the year in line with expectations with volumes up 5%, however earnings are modestly behind last year. In Europe the summer did not match the exceptional conditions experienced last year and although the increased volumes for PET beer bottles are positive, overall volumes and earnings are lower in the first quarter.

In Latin America, earnings are higher with particularly good progress in Brazil, while in North America, as indicated in both April and August, earnings are lower than for the same period last year.

The outlook for the remainder of the year is encouraging and at this stage indications for our PET group are for earnings to increase for the full year.

Amcor Flexibles

The Flexibles business achieved a 5% increase in earnings to €78 million, however returns reduced from 10.9% to 9.6%.

The result was negatively impacted by a decline in sales in the processed food sector, operational underperformance at some plants, poor economic conditions across much of Europe and a strong Euro which impacted margins and export sales. Although some of these factors were outside the business’s control their combined impact was that earnings and returns were lower than targeted.

Within the business there are three key product segments, packaging for processed foods, which consist of confectionery, snacks, biscuits and coffee, packaging for fresh food, which consists of meat, cheese and dairy; and packaging for healthcare, which consist of medical, pharmaceutical and personal care.

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The fresh food and healthcare divisions both had good years with substantial improvements in earnings and solid volume growth. The Rexam healthcare flexibles business purchased for $330 million in October, 2003 has had an excellent start and earnings are exceeding expectations. Both of these business units have started the current year well with earnings and returns ahead of the same period last year.

The processed food sector had a difficult year with earnings well down. In operational terms, seven out of 19 plants in this sector had results significantly worse than last year due to a combination of market and operational performance leading to a result which was €15 million lower. Responding to this underperformance the plant in The Netherlands is in the process of being closed. This is expected to be completed by December.

There is also a project underway across the whole of the flexibles business to significantly reduce overheads, and this combined with the plant closures will result in a headcount reduction of around 650 people. The cost of this program is approximately €60 million and will be taken as a significant item in the accounts. The full year benefits are around €30 million, most of which results from the reduction in headcount.

This extensive restructuring program is currently underway and will be completed by March 2005, and as such the benefits will accrue mostly in the second half of the current year.

This year the Flexibles business has started strongly with earnings well up on the same period last year. This mostly reflects the inclusion of the Rexam healthcare business and improving performances in the fresh food and healthcare operations.

Overall, the business is positioned for a significant increase in earnings in the current year as the benefits from the restructuring, combined with full year ownership of the Rexam Healthcare acquisition deliver a lower cost base and higher sales.

Resin prices in Europe increased substantially during the September quarter as the rising price of oil made its way through the petrochemical chain to the primary feedstocks for resins. Our customers were expecting this increase and the business is being diligent in ensuring that it is passed on in a timely fashion.

The planning for the new plant in Russia is complete and construction has commenced. This new facility will be located on the same site as the successful tobacco packaging operations, and will be in production at the end of the financial year.

Amcor Sunclipse

The packaging distribution business of Amcor Sunclipse had a difficult year with the soft US economy for much of the year impacting sales and margins. Earnings in US dollars were down 18% and returns for the business reduced from 15.0% to 12.6%

Amcor Sunclipse has been a consistent performer delivering good returns over an extended period of time. Its operational formula of a highly motivated sales force targeting the small to medium sized customers, backed by extremely high levels of service has ensured that although the business is somewhat cyclical, returns have remained well above the cost of capital even through periods of poor economic conditions.

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During the year the first nine months to March were characterised by flat economic conditions and volatile earnings with no consistent direction, resulting in earnings being considerably lower for that period. However, for the last three months of the year there was a consistent trend of improving performance as the US economy recovered. It is pleasing to report that this trend has continued through the first quarter of the current year with earnings substantially higher than for the same period last year.

Two price increases in linerboard, both of around US$50 per tonne have been successfully passed through in the market and this further indicates the underlying strength in the economy.

At the current level of economic activity, the earnings for Amcor Sunclipse are anticipated to be substantially higher than last year.

Amcor Rentsch and Closures

Amcor Rentsch and Closures consists of two businesses, the folding carton business, which principally targets the tobacco packaging industry, as well as the plastic and metal closures operations.

The combined businesses had a particularly strong year with earnings up 29% in local currency terms to €60 million and returns increasing from 8.2% to 13.9%.

This substantial increase in earnings and returns were largely the result of a strong lift in earnings in the tobacco packaging operations. Sales for this division were up 6% with particularly strong demand in Russia where the recently installed fourth printing press is now fully loaded.

With continued growth expected in this market, a fifth press is currently being installed and will be operational in December of this year. The plant in Russia which was first commissioned four years ago will then be the largest tobacco packaging plant in Europe, supplying all the major customers.

The closures business consists of both the metal and plastic closure operations purchased from Schmalbach-Lubeca as well as the 50% owned joint venture with Bericap for plastic closures in Canada and the US.

This business had a mixed year with the Bericap joint venture well up on the previous year, helped by an improved performance from the new plant in California. The metal and plastic closures business purchased from Schmalbach-Lubeca had a more difficult year and there were numerous projects undertaken to reduce costs and improve operating efficiencies.

These included the relocation of the plant in Turkey to new premises and the start-up of the new plastic closures plant in Poland. Subsequent to year end it has been decided to close the small plant in Hungary and relocate production to other facilities.

Earnings for the Rentsch and Closures operations in the first quarter are below the same period last year, with Rentsch volumes down slightly because demand has been negatively impacted by the recent significant tax increases for tobacco.

The Closures business has had a difficult first quarter with poor weather across much of Europe impacting volumes and results are currently behind the same period last year. A 15% price increase effective from January 1, 2005 to recover raw material cost increases will help ensure an improved

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performance in the second half. The combined Rentsch and Closures business group is targeting increased earnings for the full year.

Amcor Asia

Amcor Asia operates 15 plants in 5 countries with sales predominantly in corrugated box, tobacco and flexibles packaging. For the year, earnings were up 13% in local currency terms and returns improved from 11.0% to 13.2%.

The business benefited from improving conditions across much of Asia following the impact of the SARS epidemic in the 2003 January to June period.

The tobacco packaging operations had a particularly strong year with volumes considerably higher. The two plants in China continue to deliver good returns and there are further growth opportunities in that country.

The corrugated box business had a difficult year with significant pricing pressure in Malaysia.

Overall the Asian operations have started the current year well with earnings up on the same period last year. Should current operating conditions persist for the balance of the year, earnings should be ahead of last year.

Outlook

For the current year, profit after tax and before significant items for the first quarter was up 5% compared to the same period last year with all divisions broadly in line with expectations.

Importantly a number of key milestones are on target to be achieved that will help to ensure that combined earnings growth of 20% over the next two years remains a realistic target.

These include the successful implementation of resin price increases in the flexible packaging operations in Europe with little slippage in margins or loss of volume from key accounts.

Secondly, new contracts with several customers will be in place by January 2005 that reflect higher prices for the CSD and water markets on the West Coast of North America. It is an important principle that prices adequately reflect the cost and scale differences of various locations and these new contracts are a significant step in that direction.

The implementation of the two major footprint reviews in flexibles and PET are proceeding as scheduled. Although only modest benefits have been recorded to date, this is expected to materially increase in the second half of the year, once most of the projects are fully implemented. The targeted savings remain at $70 million for a full year.

Finally, the benefits expected from improving economic conditions in the US through increased earnings at Amcor Sunclipse is evident and returns for this business are likely to meet the 15% target for the full year.

Overall this has been a good start to the year and we are confident that this can continue with an improving trend in earnings growth through the balance of the year.

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Summary

Amcor today has a number of solid businesses many of which have been built over the past four years. The size and strength of these businesses give us the opportunity to leverage scale, technology and customer relationships to deliver improving returns.

The strategy of being an industry consolidator focusing on specific market sectors has delivered the outcomes we anticipated. The alternative of remaining an Australian paper and packaging company would not have delivered the same benefits to shareholders to date nor over the longer term.

Through this period, the organisational structure has been refined and today the decentralised model with strong regional management is certainly the most appropriate approach for a global packaging company such as Amcor. The business currently is delivering returns above the cost of capital and generates excellent cash from the operations.

Going forward, the targets and objectives we have set ourselves for the next phase of development are two fold.

First, the aim is to grow earnings off the existing asset base by around 20% over the next two years.

To achieve this, the businesses need a period of relative stability so major acquisitions are off the agenda.

The second objective is to ensure that this improvement in earnings translates through to an increase in the operating cash flow.

The benefits of this will be the ability to increase dividends, retire debt as well as reinvest in the businesses where high returning organic growth opportunities exist.

After six years of building and reshaping the company, it is now appropriate to focus on maximising earnings and returns off the existing asset base.

Amcor has a unique opportunity to develop from being a global packaging company to a global leader in the packaging industry. This will involve a range of initiatives across all aspects of the businesses including attention to the cost base as well as strict capital discipline.

The vision has been and remains to be a growth company with a strong defensive element and to achieve this by targeting growth segments of the food and beverage packaging markets as well as establishing a broad geographic spread.

The predictable cash generation that this delivers will enable the company to pay out relatively high dividends, compared to the reported profits. Amcor is in an excellent position to offer both steady growth in earnings combined with commensurate growth in dividends.

Notwithstanding the challenges ahead, I am confident the plans we have in place for all our businesses will enable the vision articulated six years ago to be fully realised over the next few years.

Russell Jones

MANAGING DIRECTOR

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News Release

AMCOR LIMITED

ANNUAL GENERAL MEETING 2004

THURSDAY, OCTOBER 28, 2004

CHAIRMAN’S ADDRESS

Ladies and Gentlemen:

Your company Amcor has experienced a challenging year where profit growth was modest due largely to the impact of the translation of foreign earnings back into Australian dollars, together with some operational issues in the flexibles and pet businesses.

This morning I will give an overview of the strategic direction for the company and our Managing Director, Mr Russell Jones will follow with a review of the 2004 year together with an outlook for the current year.

Amcor has had a consistent strategy for the past six years that is designed to deliver sustainable long-term growth in shareholder value.

Six years ago Amcor was a paper and packaging business with over 75% of its operations and earnings in Australasia. Operations outside of this region at that time were small on an international scale and vulnerable to being marginalised as the packaging industry consolidated globally.

It is interesting to reflect on the key criteria established six years ago that has enabled Amcor to build its position to that of a leading global packaging company that today has around 70% of its assets outside of Australasia.

At that time the packaging industry was highly fragmented with a large number of relatively small players. Our suppliers and customers had undertaken considerable consolidation during the 1990s and were now relatively stronger participants in the value chain.

It was clear that the packaging industry needed to consolidate to ensure that shareholders obtained acceptable returns and that capital could be attracted to fund growth.

Amcor resolved to participate in this process and established key criteria for the opportunities it would pursue, recognising that it was neither possible, nor practicable to be in as many market segments globally as we were in Australasia.

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

In Australasia, Amcor has established strong market positions across most of the key packaging segments enabling it to deliver a broad product range to our key customers. This range includes corrugated boxes and cartons, beverage and food cans, flexible packaging, wine glass bottles, PET containers and metal and plastic closures.

Amcor is today the leading broad based packaging company in Australasia with substantial market shares, strong cash flows and ongoing opportunities for growth. This breadth in packaging is unique and the Australian business has delivered six consecutive years of growth and returns comfortably above our 15% target.

Outside of Australasia it was clearly necessary to decide which packaging segments to pursue. After careful evaluation we targeted markets that exhibited three key characteristics:

•                                          First, higher than average industry growth. Not all segments of the packaging industry are achieving growth above GDP. In fact some of the larger and more mature segments have either negative or no growth. We resolved to pursue sectors that clearly exhibited greater than GDP growth – these invariably involved newer technologies.

•                                          Second, the ability to create value-added products and services that differentiate Amcor in the market place. Here it is critical to recognise that not all packaging segments offer scope to innovate in terms of material science or packaging design. If Amcor was to become a leader in the segment it needed to be able to leverage this advantage through product innovation.

•                                          Third, the ability to obtain leading market positions, either globally or regionally. As the packaging industry segments consolidated it was clear, even then, that the smaller participants would become marginalised and find it increasingly difficult to deliver both the benefits that scale offers, and the benefits that many of our customers, particularly those operating globally – demand.

Using these criteria, the chosen market segments were:

(I)                                    Flexible packaging for the food and beverage industries;

(II)                                PET bottles and jars for beverage and food applications;

(III)                            Specialty printed cartons for tobacco, confectionery and health and beauty markets; and

(IV)                            The plastic and metal closures and packaging distribution operations which, although remain important businesses, are not of a global nature.

Building market leading positions in these product categories has not simply been about gaining size. The advantage of being a market leader is in the ability to deliver lower costs through increased scale as well as having the capability through scale to invest in product development and be a leader in packaging innovation.

Over six years, substantial progress has been made in achieving these objectives. After selling businesses that were no longer core, and demerging the Australasian paper operations in April 2000 to form PaperlinX Ltd, Amcor has embarked on leading the consolidation process in its chosen market segments of the global packaging industry.

This involved building a leading position in the European flexibles market where previously we were clearly a tier two player. It is interesting to note that of the top ten flexibles packaging companies in Europe four years ago, six have been consolidated into other companies with Amcor and Alcan purchasing three companies each.

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Today Amcor’s flexible packaging business in Europe is in a considerably stronger position in the value chain than it was four years ago, with a smaller number of more efficient plants delivering lower costs and improved quality for our customers.

Over this period Amcor’s sales have grown from around 300 million euros to nearly 1.3 billion euros. Four years ago Amcor was at risk of being marginalised in a consolidating industry; today we are a market leader in a much improved industry structure.

The experience in the PET industry is similar. Four years ago Amcor’s PET operations consisted of a sound business in Canada with a very high market share in that country. Returns were above our required targets reflecting the protected position Canada enjoyed. Management was aware that eventually prices would reflect those in the US more closely and hence it was a strategic objective to build a broader based business not reliant on the economic or climatic conditions of a single country.

After the acquisitions of Injepet in Brazil, CNC on the West Coast of the US, Schmalbach-Lubeca with its internationally spread businesses, Alcoa’s PET operations in Latin America and the Arca business in Mexico, Amcor today is the clear global leader in the PET segment, with annual unit volumes of over 32 billion containers and a global market share of around 12%.

Amcor not only has the ability to leverage scale to reduce operating costs, where the largest plants now produce over 3 billion bottles per annum, but also Amcor’s research and development investment in PET is leading the world with new product developments in this major packaging category.

As shareholders are aware, the pace of consolidation for the company over the past three and a half years has been rapid with nine major acquisitions totalling around $4.5 billion. The businesses acquired have all met our stringent acquisition financial requirements and prices paid have been in the range of 5 to 6.7 times trailing EBITDA. It is clear that Amcor has not had to overpay in terms of earnings multiples to build these leading positions.

With each acquisition there have been stated synergy targets, which have largely been achieved through implementing rigorous 100 day plans that often involve closing and restructuring plants together with overhead reductions.

This rapid pace of consolidation has been necessary to establish strong positions in the respective markets. While it may have been preferable to space out this acquisitive period of development over a longer timeframe, this was not possible as we had no control over when the assets we had identified as targets would become available.

What is clear is that the initial objective of building strong positions in our chosen market segments has now been achieved and it is no longer a priority or a necessity in the near term to add to our position via acquisition as a strategic imperative. Therefore for the next two years, the focus will be on improving returns off the existing very much expanded asset base.

This will be achieved by focusing on four key drivers.

First costs. Here all businesses, but in particular the flexibles and PET operations are examining all aspects of the manufacturing and overhead cost base to improve operating efficiencies and reduce overheads.

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Second, where selling prices are not yielding adequate returns, they will be increased over time to reflect the capital employed and actual costs associated with production. Where this is not possible, capital will be redeployed to areas of business yielding higher returns.

Third, it is critical that the excellent progress made over the past three years in product leadership and innovation is maintained. This is a key differentiator in the market place and will help ensure Amcor’s business delivers above market growth.

Finally, the use of capital will remain targeted to those projects that deliver returns above 20%. Over the next two years, large acquisitions will not be contemplated, however there may be some opportunities for modest “bolt-on” additions that enhance returns in year one.

As a consequence, it is anticipated that cash flows will continue to improve, especially in the 2006 year, after the impact of current capital projects and business restructuring is completed. This will enable choices to be made in terms of investment in the business for organic growth – and in terms of rewarding shareholders better, via dividends or other means.

This is an important element in the strength of Amcor today – that is, the substantial improvement in cash flows.

Over the past four years, operating cash flows have grown 115% from $415 million to $891 million and cash flow per share has grown 56% from 66 cents per share to $1.03 per share. By targeting predominately food and beverage customers, this cash flow is relatively stable and does not exhibit the volatility of companies exposed to more cyclical industries.

In this phase of consolidation we believe it to be important that shareholders benefit not just from an appreciating share price but also via increasing dividends.

For the year to June 30, 2004 the dividend increased 6.7% to 32.0 cents per share, reflecting the confidence the board and management have in the future earnings of the businesses.

Going forward the Board has undertaken to ensure there is no dilution of earnings per share either via the dividend reinvestment plan or employee share option schemes. Any shares delivered under these plans will be purchased on market. In this way, earnings per share growth will equate to increases in profit after tax.

It is also the Board’s intention to deliver dividend growth that matches this growth in earnings per share, ensuring that shareholders benefit from the recent strong growth in cash flow.

The current payout ratio for dividends is 72% after goodwill amortisation and 54% pre goodwill amortisation. As much of the group’s earnings is sourced from outside of Australia, it is not possible to pay fully franked dividends if the payout ratios are to remain at these levels. It is anticipated that dividends will be franked to less than 50% for the foreseeable future.

Turning now to corporate governance

Amcor continues to ensure that its corporate governance practices are sound and that all new regulations and requirements introduced in recent times have been embraced and implemented.

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The Annual Report outlines the main corporate governance practices of the Amcor board and senior management group. The outline addresses the role of the Board; its processes and those of its key permanent committees ie. the:

•                  Executive Committee;

•                  Nomination Committee;

•                  Human Resources Committee; and

•                  Audit and Compliance Committee.

Your Board’s Governance practices in particular reflect the ASX’s 10 essential Corporate Governance principles. These principles ensure for example that:

There is a solid foundation for management and oversight.

•                  This enables the board to provide strategic guidance for the company and effective oversight of management, and ensures that;

•                  There is clarity in the respective roles and responsibilities of the Board and executive to ensure accountability to the company and its shareholders.

In respect of company-wide strategy, this is reviewed normally in November/December each year at offsite meetings, while specific strategic issues are addressed by the Board during the year - particularly during regional visits. For example in June this year, the Board focused on its China strategy during a week-long visit to the company’s operations there.

Another key principle requires that the company safeguards the integrity of its financial reporting.

While the ultimate responsibility to ensure the integrity of the company’s financial reporting rests with the Board - the company has in place a structure of review and authorisation designed to ensure the truthful and factual presentation of the company’s financial position. An appropriately resourced Audit Committee operating under a written charter is fundamental to delivery on this principle and at this point I would ask that the Chairman of Amcor’s Audit and Compliance Committee, Keith Barton, address the meeting.

Thank you Chairman.

Details of the Audit and Compliance Committee are set out in the Concise Report on pages 33 and 34.

The committee currently meets four times each year in Australia and otherwise as required. The committee met in Asia in June, and will meet in Europe in 2005 when the Board visits the region.

At each meeting, the committee meets with the internal and external auditors in private session without management being present.

Significant initiatives introduced during the year by your Audit and Compliance Committee included:

•                  A review of the committee by PriceWaterhouseCoopers (PWC) that found the Audit and Compliance Committee was an effective audit committee, having compared the Audit and Compliance Committee both against good practices and its peers;

PWC recommended some actions for the Audit and Compliance Committee to maintain its effectiveness through the current significant changes in the environment we face, particularly

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as a US registrant. As a consequence we have prioritised a series of actions over coming months which will reinforce the effectiveness of the Audit and Compliance Committee prospectively;

•                  The approval of a whistleblower service for Amcor using Deloitte Forensic as the independent whistleblower service provider. This service is currently being rolled out around the world. It will be introduced into English speaking jurisdictions by December 2004 and into foreign language locations the first quarter of 2005;

•                  A commitment to the development of a corporate risk management framework. This is currently work in progress but will be completed in coming months; and finally

•                  An agreement to undertake an internal audit review. The committee oversights an efficient internal audit process. In seeking best practice, we have decided to conduct an external review of this process during 2004/05 and are currently considering proposals from external parties.

Thank you Chairman.

•                  Thank you Keith. Ladies and Gentlemen, a further ASX principle that I would like to elaborate on requires that the company remunerate fairly and responsibly.

Amcor seeks always to ensure that its remuneration policies attract and maintain talented and motivated directors, executive and staff as a way of enhancing the performance of the company.

At this point I would like to invite Mr Geoff Tomlinson, Chairman of the Human Resources committee, to address the meeting on this particular area of responsibility in the company.

Thank you Chairman.

The development of people across all countries where we operate is a major priority of Amcor, and one that your Board spends a great deal of time and focus on.

To assist that, the Board’s Human Resources Committee meets four times a year to review key themes and issues facing our people globally, and with a particular emphasis on the global senior leadership team. It also provides regular assessments on those topics to the main Board itself.

The Human Resource Committee focuses on the following matters during each financial year

•                Our senior executive and Board remuneration within the global marketplace;

•                Succession planning for our most senior roles;

•                Career development and performance management for the top group;

•                Key Human Resources issues affecting each of our businesses,

•                Major change programs and how they are to be managed across the company; and

•                Special topics on people as they arise.

It is a very active and productive committee and in our view helps discharge our obligations to shareholders for ensuring there is a well developed Amcor leadership team with interests and objectives that are well aligned to those of shareholders themselves.

6

Thank you Geoff.

The last of the ASX’s principles that I wish to discuss requires that the company recognises the legitimate interests of all stakeholders.

Amcor recognises that it has a number of legal and other obligations to non-shareholder stakeholders including employees, customers, clients, and the community in which it operates.

Amcor’s commitment to these obligations is captured in the Corporate Code of Conduct and Ethics Policy which covers the responsibilities of employees, conflicts of interests and relationships with suppliers and customers. These are incorporated into the employment terms of all employees.

Safety

Amcor remains committed to providing a safe, rewarding and environmentally responsible workplace. Our vision is to make sure that no one at Amcor is ever injured, whether they are employees, contractors, customers or visitors. This vision is supported by our safety and environmental policies and systems that are based upon international standards.

Our ‘No Injuries’ program, which was launched in February 1997, has resulted in a significant reduction in injury frequency rate down 47% to 2.5 and a reduction in the recordable case frequency rate, which measures the frequency of medical treatments down 37% to 13.8. This is an excellent result placing Amcor in the top quartile of international manufacturing companies. This improvement has been achieved through focused programs in all of our businesses.

Amcor is also committed to managing its operations in an environmentally responsible manner and has embraced the concepts of sustainability. The group’s policies, strategic objectives, regular reporting and auditing requirements support this commitment. Our environmental commitment and processes were outlined in more detail in Amcor’s first Sustainability Report that was published in 2003. In this report we recognise that one of the key issues for our stakeholders is the environmental aspects related to our product. Amcor is committed to working with our stakeholders on these issues. In Australia, Amcor is a significant recycler of fibre packaging and glass while overseas for example, we operate a PET recycling facility in France.

Before passing to the Managing Director for his review of the year and outlook for the year ahead, I would like to conclude by saying that your Board is committed to the company’s strategies that I have outlined here – and is confident that the executive – led so ably by Russell Jones and supported in turn by very competent leadership in our businesses around the globe – will deliver strong and profitable growth on the very sound global business base that is now Amcor.

Chris Roberts

CHAIRMAN

7

Amcor Limited ABN 62 000 017 372

Notice of Annual General Meeting 2004

Notice is hereby given that the 68th Annual General Meeting of the Company will be held in the Ballroom, Park Hyatt Melbourne, 1 Parliament Square, off Parliament Place, Melbourne, Victoria at 11.00am on Thursday 28 October 2004.

Ordinary Business

1.              Financial Statements and Reports

To receive and consider the statements of profit, the balance sheet and the reports and statements of directors and auditors in respect of the year ended 30 June 2004.

2.              Election of Directors

The following two directors retire in accordance with the Constitution and, being eligible, offer themselves for re-election:

(a) Christopher Ivan Roberts; and

(b) Geoffrey Allan Tomlinson.

Special Business

3.              Amendment of the Constitution

To consider and, if thought fit, pass the following resolution as a special resolution. “That the Constitution of the Company be amended by inserting the following new Rule 28A immediately after Rule 28 and inserting the following new Rule 97 with the result that this Rule 97 will cease to have effect (unless renewed) on the third anniversary of the date of the adoption of this Rule 97:

28A                         Sale of Unmarketable Parcels of Shares

28A.1                 The provisions of this Rule 28A have effect notwithstanding any provision in this Constitution to the contrary.

28A.2                 Unless the context requires otherwise, in this Rule 28A the following definitions apply.

(a)          ‘Divested Shares’ means the shares held by a shareholder which are sold or disposed of by the Company in accordance with this Rule 28A.

(b)         ‘Divestment Notice’ means a written notice given by the Company under paragraph 28A.3(a)(i).

(c)          ‘Existing Shareholder’ means a shareholder who holds less than a Marketable Parcel of shares in the Company, but does not include a New Shareholder.

(d)         ‘New Shareholder’ means a shareholder who holds less than a Marketable Parcel of shares in the Company where:

(i)                       that holding is a new holding created by the transfer of a parcel of shares that was less than a Marketable Parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and

(ii)                    the transfer referred to in paragraph (i) occurred after the date on which this Rule came into effect.

(e)          ‘Specified Period’ means the time frame specified in a Divestment Notice in accordance with paragraph 28A.3(a)(i).

(f)            The terms ‘Marketable Parcel’ and ‘Takeover’ have the same meaning as given in the Listing Rules and the terms ‘CHESS Holding’, ‘Holding Adjustment’ and ‘Issuer Sponsored Holding’ have the same meaning as given in the ASTC Settlement Rules.

(g)         Where, under this Rule 28A, powers are conferred on the Secretary, such powers may be exercised either by the Secretary or by any person nominated by the Secretary.

28A.3                 (a)          Subject to the Law, Listing Rules and ASTC Settlement Rules, the Company may sell the shares of an Existing Shareholder if:

(i)                       the Company gives written notice (Divestment Notice) to that shareholder of its intention to sell or dispose of those shares in accordance with this Rule 28A within a specified time frame, being no less than 42 days after the date on which the notice is sent by the Company (Specified Period); and

(ii)                    the shareholder does not give notice in writing to the Company before the end of the Specified Period that the shareholder wants to retain its shareholding, in which case the Company must not sell that shareholding.

(b)         Subject to paragraph (c), the Company may only exercise its powers under paragraph (a), in respect of one or more shareholders, once in any 12 month period.

(c)          From the date on which a Takeover in respect of the Company’s shares is publicly announced until the close of the offers under that Takeover, the Company’s powers under this Rule 28A cease to have any force or effect.

28A.4                 Subject to the Law, Listing Rules and ASTC Settlement Rules, the Company may sell the shares of a New Shareholder and, before undertaking any such sale, may give the New Shareholder notice in writing of its intention to sell or dispose of the shareholder’s shares in accordance with this Rule 28A.

28A.5                 The exercise by the Company of its powers under Rule 28A.3 and Rule 28A.4 extinguishes:

(a)          all interests in the Divested Shares of the former shareholder; and

(b)       all claims against the Company in respect of the Divested Shares by that shareholder, and the remedy of any shareholder to whom this Rule 28A applies, in relation to the sale of that shareholder’s shares, is expressly limited to a right of action in damages against the Company to the exclusion of any other right, remedy or relief against any other person.

28A.6                 Each Existing Shareholder in receipt of a Divestment Notice, unless the shareholder has given written notice to the Company in accordance with Rule 28A.3(a)(ii), and each New Shareholder, is deemed to have irrevocably appointed the Company as the shareholder’s agent to:

(a)          sell all of their shares to an arm’s length purchaser, provided that, in respect of an Existing Shareholder, the Company does not do so until after the end of the Specified Period; and

(b)         receive the sale proceeds on behalf of the shareholder,

although nothing in this Rule obliges the Company to sell those shares. For the purpose of such a sale, the Company may initiate a Holding Adjustment to move all shares held by a member from a CHESS Holding to an Issuer Sponsored Holding or a certificated holding or take any other action the Company considers necessary or desirable to effect the sale and transfer of the shares.

28A.7                 The Secretary may, in respect of any sale of a shareholder’s shares in the Company under this Rule 28A:

(a)          execute on behalf of such shareholder an instrument of transfer of all of the shareholder’s shares in the Company in such manner and form as the Secretary considers necessary and to deliver such share transfer to the purchaser; and

(b)         take any other action on behalf of any such shareholder or the Company as the Secretary considers necessary to effect the sale and transfer of those shares.

28A.8                 A certificate under the hand of the Secretary to the effect that shares sold under this Rule 28A have been duly sold will discharge the purchaser from all liability in respect of the purchase of those shares.

28A.9                 A purchaser of shares sold under this Rule 28A will, upon being entered in the Register as the holder of the shares, have title to the shares which is not affected by any irregularity or invalidity in the actions of the Company pursuant to this Rule 28A and will not be bound to see to the application of the purchase money or other consideration.

28A.10           (a)        If:

(i)                       the Company sells a shareholder’s shares in the Company on the shareholder’s behalf under this Rule 28A; and

(ii)                    any certificate relating to the shares the subject of the sale has been received by the Company (or the Company is satisfied that the certificate has been lost or destroyed),

the Company must, within 60 days after completion of the sale, cause the proceeds of sale (less any amount due and unpaid in respect of those shares) to be sent to the shareholder entitled to those proceeds by sending a cheque made payable to the shareholder through the post to the address of that shareholder in the Register (or, in the case of joint holders, to that one whose name stands first in the Register in respect of the joint holding) or by any other means as determined by the Board. Payment of any money under this Rule 28A is at the risk of the shareholder to whom it is sent and no money payable under this Rule 28A by the Company to a former shareholder bears interest as against the Company.

(b)         In the case of a sale of a New Shareholder’s shares under this Rule 28A, the Company is entitled to deduct (and keep) from the proceeds of sale, the costs of sale as determined by the Company. In any other case, the Company, or the purchaser of shares sold under this Rule 28A, must bear the costs of sale. The costs of sale include all stamp duty, brokerage and government taxes and charges (except for tax on income or capital gains of the former shareholder) payable by the transferor.

28A.11           If the Company is entitled to exercise its powers under Rule 28A.4, the Company may, by resolution of the Directors, remove or change either or both:

(a)          the right to vote; and

(b)         the right to receive dividends (whether final or interim), of the New Shareholder in respect of some or all of the shares liable to be sold or disposed of, provided that, after the sale of those shares, the Company must pay to the New Shareholder any dividends that have been withheld under this Rule 28A.11.

28A.12           Any determination made by or on behalf of the Company (including any determination made by the Secretary) under this Rule 28A, will be binding on, and conclusive against (in the absence of a manifest error), a shareholder.

97            Approval of Proportional Takeover Bids

97.1                           If offers are made under a proportional takeover bid for securities of the Company:

(a)          the registration of a transfer giving effect to a takeover contract resulting from the bid is prohibited unless and until a resolution (an Approving Resolution) to approve the bid is passed in accordance with this Rule;

(b)         a person (other than the bidder or an associate of the bidder) who, as at the end of the day on which the first offer under the bid was made, held bid class securities is entitled to vote on an Approving Resolution;

(c)          a bidder or an associate of the bidder is not entitled to vote on an Approving Resolution;

(d)         an Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution; and

(e)          an Approving Resolution that has been voted on in accordance with this Rule is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is taken to have been rejected.

97.2                           This Rule 97 ceases to apply on the third anniversary of the later of the date of adoption or last renewal of this Rule.”

A detailed explanation of the background and reasons for the proposed resolutions are set out in the Explanatory Notes to this Notice of Annual General Meeting.

Notes

For the purpose of voting at the meeting, the directors have determined that all shares of the Company that are quoted securities at 10.00pm on Tuesday 26 October 2004 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A proxy form accompanies this Notice of Annual General Meeting.

A member who is entitled to attend and vote at this meeting is entitled to appoint no more than two proxies (who need not be members of the Company) to attend and vote on a poll in their place.

A single proxy exercises all voting rights. Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the Amcor Share Registry or you may copy the enclosed proxy form. A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s voting rights, the rights are deemed to be 50% each. Fractions of votes are to be disregarded.

Proxy forms must be received by the Amcor Share Registry at Computershare Investor Services Pty Ltd, Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067, Australia or by facsimile to (03) 9473 2555 within Australia or +61 3 9473 2555 from outside Australia by 11.00am (AEST) on Tuesday 26 October 2004.

By order of the Board.

B Guy

Secretary

Melbourne

27 September 2004

Explanatory Notes

Ordinary Business

Resolution 1

Financial Statements and Reports

The financial statements of the Company and its controlled entities for the year ended 30 June 2004 and the reports and statements of the directors and auditors are set out in the Full Year Financial Report - Concise.

Resolution 2

Election of Directors

Summary biographical data for each of the directors who offer themselves for re-election is set out below.

C I (CHRIS) ROBERTS

Chairman, Independent Non-Executive Director

Age 59, B.Com.

Extensive knowledge of fast moving consumer products, where the packaging component is significant, gained through executive roles in Australia, New Zealand, the United Kingdom and Indonesia.

Former roles include Chairman and Managing Director of Arnotts Ltd, Managing Director of Orlando Wyndham Wines Ltd, Chairman of Email Ltd and Director of Telstra Corporation Ltd and MLC Life Ltd.

Currently Chairman of Cockatoo Ridge Wines Ltd, Director of Australian Agricultural Company Ltd and the Centre for Independent Studies, Adviser to Control Risk Group PLC and General Governor of Winifred West Schools Ltd.

Chairman of Executive and Nomination Committees and member of the Audit and Compliance Committee.

Director since 1999 - appointed Chairman 2000.

G A (GEOFF) TOMLINSON

Independent Non-Executive Director

Age 56, B.Econ.

Extensive experience in the financial services industry in Australia and internationally. Formerly Group Managing Director of National Mutual Holdings Ltd.

Currently Chairman of Funtastic Ltd and Programmed Maintenance Services Ltd.

Deputy Chairman of Hanson Technologies Ltd and Director of Mirrabooka Investments Ltd and National Australia Bank Ltd.

Chairman of Human Resources Committee and member of the Nomination Committee.

Director since 1999.

Special Business

Resolution 3 - Amendment of Constitution

New Rule 28A

General information

In accordance with the ASX Listing Rules, if approved, proposed Rule 28A will permit the Company to dispose of the shares of a shareholder who holds less than a marketable parcel of shares in the Company. Under the ASX Listing Rules, a marketable parcel of shares is a parcel of shares with a market value (as determined under the ASX Listing Rules) of $500 or more.

There are currently 2,201 shareholders of the Company who hold less than a marketable parcel of shares, being 73 shares based on the closing price on the ASX of ordinary shares in the capital of the Company on 17 August 2004 (namely, $6.82). The holdings of these shareholders constitute 0.01% of the Company’s issued share capital. The administrative cost to the Company of maintaining a small shareholding is the same as the cost of maintaining a large shareholding (ie. with respect to the processing of dividends, provision of annual reports and so on).

Proposed Rule 28A enables the Company to sell the shares of a shareholder who holds less than a marketable parcel of shares in two circumstances.

1.                                      Existing Shareholders

For existing shareholders (ie. those shareholders who are a shareholder of the Company on or before the date of this resolution, if passed), the Company will be entitled to sell the shares of those shareholders who hold less than a marketable parcel of shares after serving notice on the shareholders of its intention to do so. However, a shareholder in receipt of such a notice from the Company will have a period of at least six weeks to notify the Company that the shareholder does not want its shareholding to be sold, in which case the Company will not sell their shares. This provides existing shareholders who hold less than a marketable parcel of shares with an opportunity to sell their shares in circumstances where the Company (or the purchaser of those shares) is required to pay the costs of sale.

2.                                      New Shareholders

In addition, the Company will be entitled to sell the shares of shareholders who hold less than a marketable parcel of shares in circumstances where that holding is a new holding created:

(a)          by the transfer of a parcel of shares that was less than a marketable parcel at the time a proper ASTC transfer was initiated or a paper based transfer was lodged; and

(b)         after the date of this resolution, if passed.

Conditions on sale

The Listing Rules contain certain other conditions that must be met before the Company can sell an unmarketable parcel of shares on behalf of a shareholder and, where required, these conditions are included in proposed Rule 28A.

Recommendation

The directors are of the view that the alteration of the Company’s Constitution to include a provision that will enable the Company to sell small shareholdings is in the best interests of the Company and the directors recommend that shareholders vote in favour of the resolution.

New Rule 97

General information

Rule 97 of the Constitution, if adopted, would enable the Company to prohibit the registration of a transfer of shares resulting from a proportional takeover bid unless the bid is approved by shareholders in a general meeting. A proportional takeover bid occurs when a bidder makes an offer to acquire a proportion of the total number of issued shares in the capital of the Company by acquiring the same percentage of each shareholder’s shares.

Effect of Proportional Takeover Approval Rule

Rule 97 requires that, if a proportional takeover bid is made, the directors must convene a meeting of shareholders to vote on a resolution to approve the bid. The meeting must be held, and the resolution voted on, before the approving resolution deadline which is defined in the Corporations Act as the 14th day before the last day of the bid period. The rule does not apply to full takeover offers.

Rule 97 provides that, for a resolution to be approved, it must be passed by a majority of votes at the meeting, excluding votes by the bidder and its associates.

If no resolution to approve the bid has been voted on in accordance with Rule 97 as at the end of the 14th day before the end of the bid period, a resolution approving the bid will be deemed by the Corporations Act to have been passed, thereby allowing the bid to proceed.

If a resolution to approve the bid is rejected, binding acceptances are required to be rescinded, and all unaccepted offers and offers failing to result in binding contracts are taken to be withdrawn.

If the resolution is approved, the relevant transfers of shares will be registered, provided they comply with the other provisions of the Constitution and the Corporations Act.

Reasons for Rule 97

The directors consider that shareholders should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid for the Company may enable control of the Company to be acquired by a party holding less than a majority interest and without shareholders having the opportunity to dispose of all their shares. This could mean that shareholders could be at risk of being left as part of a minority interest in the Company. Rule 97, if adopted, would enable shareholders to decide whether a proportional takeover bid should be permitted to proceed.

Present Acquisition Proposals

At the date of this notice, no director is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in the Company.

Review of Proportional Takeover Approval Provisions

The Corporations Act requires these Explanatory Notes to discuss the advantages and disadvantages, for directors and shareholders, of the proportional takeover approval provisions, during the period in which those provisions have been in effect.

While the proportional takeover approval provisions were in effect, there were no takeover bids for the Company, either proportional or otherwise and, accordingly, there are no actual examples against which to review the advantages or disadvantages of the former proportional takeover provisions (contained in the former Rule 97) for the directors and shareholders of the Company. The directors are not aware of any potential takeover bid which was discouraged by the former Rule 97.

Potential Advantages and Disadvantages

In addition to a retrospective discussion of the provisions proposed to be renewed, the Corporations Act also requires these Explanatory Notes to discuss the potential future advantages of the proposed rule for both directors and shareholders.

The directors consider that there are no such advantages or disadvantages for them as they remain free to make a recommendation on whether a proportional takeover bid should be accepted. The rule will ensure that all members will have an opportunity to study a proportional takeover bid and then attend or be represented by proxy at a meeting called specifically to vote on the proposal. A majority of shares voted at the meeting, excluding the shares of the bidder and its associates, is required for the resolution to be passed, following which shareholders will be able to decide whether to accept the bid which may result in a change of control in the Company.

This will enable shareholders to prevent a proportional takeover bid proceeding if they believe that control of the Company should not be permitted to pass under the bid, and accordingly the terms of any future proportional takeover bid are likely to be structured in a manner that is attractive to a majority of shareholders.

It may be argued that the proposed rule reduces the possibility of a successful proportional takeover bid and that, as a result, proportional takeover bids for the Company will be discouraged. This, in turn, may reduce opportunities that shareholders may have to sell some of their shares at an attractive price to persons seeking control of the Company and may reduce any ‘takeover speculation’ element in the Company’s share price on the Australian Stock Exchange. It may also be said that the provisions constitute an additional restriction on the abilities of individual shareholders to deal freely with their shares.

Recommendation

The directors consider that the adoption of new Rule 97 is in the interests of shareholders as it allows the majority of shareholders to determine whether a proportional takeover bid should proceed and the directors recommend that shareholders vote in favour of the resolution.

To:	Company Announcements Office

Attention:	Australian Stock Exchange, Sydney

From:	Bert Guy Company Secretary	Date:	29/10/04

Subject:	AMCOR 68th ANNUAL GENERAL MEETING	Reply to:

No. of pages:	2 (INCLUDING THIS ONE)

To comply with Listing Rule 3.13.2 we provide details of resolutions decided on a show of hands at the AGM held 28 October 2004 in Melbourne –

	Carried	Defeated
Resolution 1
• To receive and consider the Financial Statements	☒

Resolution 2
• Election of Directors
• Resolution 2a – C I (Chris) Roberts	☒
• Resolution 2b – G A (Geoff) Tomlinson	☒

Resolution 3
• Approve amendments of the Constitution	☒

We attach a summary setting out details of proxies as required under Corporations Law section 251 AA.

Yours faithfully

B Guy

COMPANY SECRETARY

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com.au

Australasia • North America • Latin America • Asia • Europe

AMCOR LIMITED

ANNUAL GENERAL MEETING - 28 OCTOBER 2004

Disclosure of Proxy Votes

In accordance with section 251AA of the Corporations Law, the following information is provided to Australian Stock Exchange Limited in relation to resolutions passed by members of Amcor Limited at its annual general meeting held on 28 October 2004.

Resolution Number	1 To receive and consider the Financial Statements	2A Election of Directors - C I (Chris) Roberts	2B Election of Directors - G A (Geoff) Tomlinson	3 Approve amendments of the Constitution
Decided by show of hands (S) or poll (P) (1)	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	410,950,431	411,416,964	411,416,964	411,416,964
Total number of proxy votes in respect of which the appointments specified that:
• the proxy is to vote for the resolution	373,785,924	381,507,057	373,901,464	350,735,653
• the proxy is to vote against the resolution	264,909	4,166,347	11,546,923	34,157,788
• the proxy is to abstain on the resolution	11,486,887	342,682	353,656	882,218
• the proxy may vote at the proxy’s discretion	25,412,711	25,400,878	25,614,921	25,641,305
Total votes cast on a poll in favour of the resolution (2)
Total votes cast on a poll against the resolution (2)
Total votes cast on a poll abstaining on the resolution (2)
Total votes exercisable by proxies which were not cast (2)

Company Secretary

Amcor Limited

29 October 2004

(1)          Indicate whether the resolution was decided on a show of hands or poll.

(2)          To be completed if the resolution was decided on a poll

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETER MCDONNELL
(Registrant)

By:	/s/ PETER MCDONNELL
(Signature)

Date   04/11/04